Exhibit (e)(36)

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Hearst.   Hearst holds through a subsidiary 100% of the outstanding shares of our Series B Common Stock and 52.7% of our Series A Common Stock, constituting approximately 73.6% of our total outstanding common stock as of the Record Date.  In addition, the Chairman of our Board of Directors, Victor F. Ganzi, is the President and Chief Executive Officer and a director of Hearst, and David Barrett, our President and Chief Executive Officer and one of our directors, is a director of Hearst.   Frank A. Bennack Jr., John G. Conomikes, George R. Hearst. Jr., William R. Hearst III and Gil Maurer are also members of the Boards of Directors of both Hearst-Argyle and Hearst.

December 2001 Private Placement.    In connection with the private placement of the $200 million principal amount of 7.5% Series A Convertible Preferred Securities due 2016 (the “7.5% Series A Preferred Securities”) and 7.5% Series B Convertible Preferred Securities due 2021 (the “7.5% Series B Preferred Securities,” and, together with the Series A Preferred Securities, the “7.5% Preferred Securities”), on December 20, 2001, we entered into a Securities Purchase Agreement with the Trust, Hearst Broadcasting and certain other purchasers named therein.  The Securities Purchase Agreement provides, among other things, that (i) the Trust issue and sell to Hearst Broadcasting and the other purchasers an aggregate of 4,000,000 of its 7.5% Preferred Securities, in two series, consisting of its 7.5% Series A Preferred Securities, and of its 7.5% Series B Preferred Securities, and (ii) the proceeds of the sale of the 7.5% Preferred Securities be invested in our 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series A, due 2016 and 7.5% Convertible Junior Subordinated Deferrable Interest Debentures,

Series B, due 2021 (the “Subordinated Debentures”).  In connection with the execution of the Securities Purchase Agreement, we, Hearst Broadcasting and certain other parties named therein, also entered into a Registration Rights Agreement, pursuant to which we granted Hearst Broadcasting and the other holders of the 7.5% Preferred Securities certain rights to require us to register the Series A Common Stock issued upon conversion of the 7.5% Preferred Securities and the Subordinated Debentures for resale with the SEC.  We redeemed the 7.5% Series A Preferred Securities on December 31, 2004.

Management Services Agreement.    We and Hearst are parties to a Management Services Agreement pursuant to which we provide certain management services (i.e., sales, news, programming, legal, financial, accounting, engineering and promotion services) with respect to WMOR-TV (a Hearst-owned television station in Tampa, Florida), WBAL-AM and WIYY-FM (Hearst-owned AM/FM radio stations in Baltimore, Maryland), and WPBF-TV (a Hearst-owned television station in West Palm Beach, Florida) and KCWE-TV (a Hearst-owned television station in Kansas City, Missouri).  Hearst has the right, but not the obligation, to add to such managed stations any additional broadcast stations that it may acquire (or for which it enters into a time brokerage agreement) during the term of the Management Services Agreement.

The annual management fee for the services provided to these stations is an amount equal to the greater of (i) (x) $50,000 for Hearst’s radio stations (counted as a single property) and $50,000 for KCWE-TV, and (y) for all others (including WMOR-TV and WPBF-TV), $100,000 per station, or (ii) 33.33% of the positive broadcast cash flow from each such property.  Hearst also reimburses us for our direct operating costs and expenses incurred with unrelated third parties and amounts paid on behalf of a managed station under the Services Agreement described below.  Corporate overhead is not reimbursed except to the extent it had historically been treated as an operating expense by Hearst in calculating broadcast cash flow for a station.  The term of the Management Services Agreement commenced at the consummation of the Hearst Transaction and will continue for each station, respectively, until the earlier of (i) Hearst’s divestiture of the station to a third party; (ii) if applicable, the exercise of the option granted to us to acquire certain of the stations pursuant to the Television Station Option Agreement described below; or, (iii) December 31, 2007; provided, however, that Hearst will have the right to terminate the Management Services Agreement as to a particular station covered by an option or right of first refusal under the Television Station Option Agreement at any time upon 90 days’ prior written notice if the option period or right of first refusal period, as applicable, has expired without having been exercised. The Management Services Agreement will also terminate if Hearst ceases to own a majority of our voting common stock or to have the right to elect a majority of our directors.  In 2006, we recorded revenues of approximately $6.7 million pursuant to the Management Services Agreement with Hearst.

Television Station Option Agreement.    We and Hearst are parties to a Television Station Option Agreement pursuant to which Hearst has granted to us an option to acquire WMOR-TV and KCWE-TV (which Hearst purchased in October 2006), at their fair market value as determined by the parties, or by an independent third-party appraisal, subject to certain specified parameters (and we may withdraw any option exercise after we receive the third-party appraisal).  However, if Hearst elects to sell either station during the option period, we will have a right of first refusal to acquire that station substantially on the terms agreed upon between Hearst and the potential buyer.  We also have a right of first refusal to purchase WPBF-TV if Hearst proposes to sell the station to a third party  We will exercise any option or right of first refusal related to these properties by action of our independent directors.  The option periods and the rights of first refusal expire December 31, 2007.

Hearst Tower Lease.  On May 5, 2006 we entered into a Lease Agreement with Hearst to lease one floor of the newly constructed Hearst Tower in Manhattan for our corporate offices.  Under the terms of the lease we are entitled to a tenant improvement allowance of $1.9 million.  We expect to record approximately $1.4 million in rent expense annually under the terms of the Lease Agreement with Hearst, net of the tenant improvement allowance, which we will amortize over the lease term.

Radio Facilities Lease.    We and Hearst are parties to a Studio Lease Agreement pursuant to which Hearst leases from us premises for WBAL-AM and WIYY-FM, Hearst’s Baltimore, Maryland, radio stations.  The lease was entered into on August 29, 1997 and subsequently extended.  The lease for each radio station will continue until the earlier of (i) Hearst’s divestiture of the radio station to a third party, in which case either party (i.e., the Company or the buyer of the station) will be entitled to terminate the lease with respect to that station upon certain prior written notice or (ii) December 31, 2007.   In 2006, Hearst paid us an aggregate amount of approximately $0.8 million pursuant to the Studio Lease Agreement.

Inter-Company Services.    We and Hearst are parties to a Services Agreement pursuant to which Hearst provides us with certain administrative services, including accounting, financial, tax, legal, insurance, data processing and employee benefits administration. The fees for such services are based on fixed and variable transaction amounts negotiated between Hearst and us. The current term of the Services Agreement will expire on December 31, 2007, but is thereafter renewable, pursuant to the provision of the Services Agreement that allows for one year renewals unless terminated on six months’ prior notice.  Although we believe that such terms are reasonable, there can be no assurance that more favorable terms would not be available from unaffiliated third parties.  In 2006, we incurred expenses of approximately $5.0 million pursuant to the Services Agreement with Hearst.

Hearst-Argyle also provides services to Hearst with respect to Hearst’s investment in New England Cable News (“NECN”), a regional cable channel jointly owned by Hearst Cable News, Inc., an indirect wholly-owned subsidiary of Hearst, and Comcast MO Cable News, Inc.  In this regard, David J. Barrett and Steven A. Hobbs have served as Hearst’s representatives on the management board of NECN since July 2004 and April 2005, respectively, and Hearst pays $4,000 per month as compensation to the Company for their service.  In his capacity as a consultant to Hearst Corporation, John G. Conomikes, one of our directors, receives secretarial services which we provide but for which we are reimbursed by Hearst.  The value of these secretarial services was approximately $7,200 in 2006.

Retransmission Consent Agreement.    We have agreements with Lifetime Entertainment Services, an entity owned 50% by an affiliate of Hearst and 50% by The Walt Disney Company, whereby (i) we assist Lifetime in securing distribution and subscribers for the Lifetime Television, Lifetime Movie Network and/or Lifetime Real Women programming services; and (ii) Lifetime acts as our agent with respect to the negotiation of our agreements with cable, satellite and certain other multi-channel video programming distributors.  In 2006, we recorded revenue of approximately $17.7 million in compensation from Lifetime.

Dividend on Common Stock.  On each of March 31, May 4, September 21 and December 7, 2006, our Board of Directors declared cash dividends of $0.07 per share on our Series A and Series B Common Stock, for a total amount of $26.0 million.  Included in this amount was $18.0 million payable to Hearst.   We recorded Hearst’s share of the dividends payable under Payable to Hearst Corporation on the consolidated balance sheets as of March 31, June 30, September 30 and December 31, 2006, included in our financial statements in our Annual report on Form 10-K for the fiscal year ended December 31, 2006.

Interest Expense, Net — Capital Trust.  We incurred interest expense, net, relating to the Subordinated Debentures issued to our wholly-owned unconsolidated subsidiary, the Capital Trust, of $9.8 million in the year ended December 31, 2006.  The Capital Trust then paid comparable amounts to its Redeemable Convertible Preferred Securities holders of which $1.9 million was paid to Hearst, since Hearst held $40 million of the total $200 million Redeemable Convertible Preferred Securities issued in December 2001 by the Capital Trust.

Wide Orbit, Inc.    In November 2004, we entered into an agreement with Wide Orbit, Inc. for licensing and servicing of Wide Orbit’s Traffic Sales and Billing Solutions software.  Hearst owns approximately 8% of Wide Orbit, Inc.  During 2006, we paid Wide Orbit, Inc. approximately $1.4 million under the agreement.

Small Business Television.    We utilize Small Business Television’s (“SBTV”) services to provide television stations with additional revenue through the marketing and sale of commercial time to smaller businesses that do not traditionally use television advertising.  In 2006, these sales generated revenue of approximately $1.6 million, of which approximately $0.7 million was distributed to SBTV and approximately $0.9 million was distributed to us.  Mr. Dean Conomikes, the son of director John G. Conomikes, is the owner of SBTV.

Internet Broadcasting Systems, Inc.    As of December 31, 2006, we owned 39.2% of Internet Broadcasting Systems, Inc. (“Internet Broadcasting”).  Internet Broadcasting operates a national network of station Internet sites and designs, develops and operates station Internet sites under operating agreements.  On December 22, 2005, we restructured the investment in Internet Broadcasting and IBS/HATV LLC.  Under the new arrangement, Internet Broadcasting continues to manage a national network of station Internet sites and design, develop and operate the Internet sites under an operating agreement.  However, IBS/HATV LLC and its subsidiaries were dissolved resulting in the recognition of local website operating results directly on the books of the Company’s television stations commencing in January 2006.  Our share of the income of Internet Broadcasting was $1.5 million in 2006.  We also have an agreement with Internet Broadcasting pursuant to which it provides hosting services for our corporate Internet site for a nominal amount.  Since January 2001, Harry T. Hawks, our Executive Vice President and Chief Financial Officer, since October 2002, Terry Mackin, our Executive Vice President, and since December 2005, Steven A. Hobbs, our Executive Vice President and Chief Legal and Development Officer, have served on the Board of Directors of Internet Broadcasting, from which they do not receive compensation for their services.

NBC Weather Plus. In 2004, we invested in Weather Network Affiliates Company, LLC (“WNAC”), which owns the NBC Weather Plus Network (“Weather Plus”).  We have launched Weather Plus in all of our NBC-affiliated markets.  Terry Mackin, one of our executive officers, serves as the past Chairman of the Board of the NBC Television Affiliates Association, which is the managing member and the owner of certain ownership interests in WNAC.  As past NBC Affiliate Chairman, Mr. Mackin serves as chairman of the NBC Affiliates “Futures” committee, which is responsible for developing strategic projects between NBC and the NBC Affiliates.  Mr. Mackin served as the Chairman of the NBC Television Affiliates Association Board from May 2004 to May 2006.  Additionally, since May 2006, Mr. Mackin has served as a member of the Board of Directors of NBC Weather Plus Network LLC.  Mr. Mackin does not receive compensation for his Board service.

USDTV. During the year ended December 31, 2006, we and Hearst each owned approximately 6.175% of U.S. Digital Television, Inc. (“USDTV”).  In addition, our station KOAT-TV in Albuquerque, New Mexico, had an agreement to lease a portion of its digital spectrum to USDTV.  In July 2006, USDTV filed for Chapter 7 bankruptcy and the Company wrote off its investment.  In September 2006, USDTV sold substantially all its assets to a third party and assigned its spectrum lease with KOAT to the buyer.   From September 23, 2005 to June 20, 2006, Steven A. Hobbs, our Executive Vice President and Chief Legal and Development Officer, served on the Board of Directors of USDTV, from which he did not receive compensation for his services.

Certain Employees.    During 2006, we awarded stock options and restricted stock to certain employees of the stations which are owned by Hearst and managed by us (which employees also receive other compensation directly from Hearst).  During 20006 we awarded these employees an aggregate of 10,175 stock options and 2,544 shares of restricted stock.  In addition, Michael E. Pulitzer, Jr., the son of director Michael E. Pulitzer, is the Station Manager/Program Director at WXII-TV, our television station in Winston-Salem, North Carolina.  He has been employed at this station since 1990 and his cash compensation in 2006 was approximately $244,413. He also received 1,000 stock options and 250 shares of restricted stock in 2006.

Related Party Transaction Approval Policy.  We have a Code of Business Conduct and Ethics that applies to all transactions between our directors, officers and employees.  The Code of Business Conduct and Ethics is available on our Web site at www.hearstargyle.com.  In addition, with respect to material transactions between the Company and any of our 5% or greater stockholders, our policy is to require approval of those transactions by our independent directors.